

November 15, 2010

Wei-Rur Chen
President and Chief Executive Officer
ColorStars Group
10F, No. 566 Jung Jeng Rd.
Sindian City, Taipei County 231
Taiwan, R.O.C.

> **Re:** **ColorStars Group**
> **Registration Statement on Form 10-12G/A**
> **Filed November 4, 2010**
> **File No. 000-54107**

Dear Mr. Chen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.	Please respond to comments 28, 29, 31, and 32 from our prior comment letter dated September 28, 2010, or tell us when you will provide a response.

Description of Business, page 5

Manufacturers and Distributors and Suppliers

2.	We note your responses to comments 5 and 10 in our comment letter dated September 28, 2010. One of your three manufacturers is Jun Lee. You control

Jun Lee so it is not clear why you consider them a contract manufacturer . Please advise.

3. We note your references under "Strategy" to your acquisitions of Fin-Core and Jun Yee. However, you only own 20% of Fin-Core so it is not clear why you characterize Fin-Core as an acquired company.

Financial Information, page 22

Liquidity and Capital Resources, page 22

4. We note your response to comment 13 in our letter dated September 28, 2010 and your revised disclosure with respect to the Hua Nan debt. However, based on the amounts of short-term and long-term debt outstanding on your balance sheet as of June 30, 2010 and the related notes, it appears that this is only a portion of your outstanding debt. Please further revise your disclosure to describe the terms of the remainder of your financing arrangements and file all material agreements as exhibits. Also update your disclosure to address whether you have repaid or extended the Hua Nan debt that expired August 22, 2010.

Results of Operations, page 24

5. We note your response to comment three from our prior comment letter dated September 28, 2010. Please expand your MD&A discussion to cover material changes in fiscal quarters ended June 30, 2010 and June 30, 2009. See Rule 303(b)(2) of Regulation S-K.

Comparison of Six Months Ended June 30, 2010 and June 30, 2009, page 26

6. We note that the increase in sales in the six months ended June 30, 2010 was due to global sales growth and the acquisition of Fin-Core and Jun Yee. Please quantify the sales attributed to each of the acquired entities in each period and explain how these entities generated their sales. Please also address with respect to your results for the nine months ended September 30, 2010.

7. Please explain how the "increase in gross profit was due to the lower gross margin structures" of the acquired Jun Yee business.

8. Please correct your disclosure with respect to selling, general and administrative expenses. You currently disclose that these expenses "increased to $562,855 for the six months ended June 30, 21010 from $1,004,559 for the six months ended June 30, 2009."

Contractual Obligations, page 27

9.   We note that you revised footnote (2) to the table to explain that Notes Payable
        are paid when they become due at the end of the term, but that there are no
        contracts, agreements, notes, etc. that accompany this debt. Please disclose the
        terms of these Notes Payable and explain how the term and other material
        provisions of these Notes are evidenced.

Certain Relationships and Related Party Transactions, and Director Independence, page
32

10.   You have disclosed that the purchase prices for your acquisitions of Anteya and
        Fin-Core were determined through private, arm's length negotiations between the
        parties. Given the related party nature of these acquisitions, it is not clear how the
        purchase prices could have been determined in "arm's length" negotiations.
        Please explain in more detail how the purchase prices were determined for these
        acquisitions

11.   Disclose the dollar value of the amounts involved in your transactions with
        Anteya and SumSumSolar during the last two fiscal years and the interim period.
        Refer to Item 404(d) of Regulation S-K.

Notes to the Consolidated Financial Statements

Note 8 – Long term investment

12.   We note your response to comment 30 from our prior comment letter dated
        September 28, 2010. Under the equity method of accounting, the carrying
        amount of an investment is adjusted for its share of the earnings or losses of the
        investee after the date of investment, with earnings and losses of the investee
        being included in the determination of net income by the investor. Refer to ASC
        323-10-35-4 and 35-5. It remains unclear why your long term investment table
        presents your equity method investment in Anteya "at cost", and adjusted for
        "unrealized" gains/losses. Further, based on your response, the value that you
        describe as cost does not reflect the cost of the investment. It is also unclear why,
        if the cumulative unrealized loss reflects an impairment, it is described as
        "unrealized" as opposed to realized. Finally, your equity method investment
        should not be reported in your fair value table because equity method investments
        are not reported at fair value, but at carrying value. Please revise, or advise us in
        detail.

Wei-Rur Chen
Colorstars Group
November 15, 2010
Page 4

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any questions.

Sincerely,

/s/
Larry Spirgel
Assistant Director

cc: H. Grady Thrasher, IV, Esq.
        Joyce, Thrasher, Kaiser & Liss, LLC
        Via facsimile: (404) 760-0225